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SEC Mail Processing Section
MAR 01 2019
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14685

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lincoln Financial Advisors Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 South Clinton Street
(No. and Street)

Fort Wayne (City) IN (State) 46802 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carl R. Pawsat (336) 691-3486
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

2005 Market Street, Suite 700 (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Carl R. Pawsat, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lincoln Financial Advisors Corporation, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

AVP, Financial and Operations Principal

Title

Notary Public

LORI C KNIBB
Notary Public, North Carolina
Guilford County
My Commission Expires
7/2/2023

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lincoln Financial Distributors, Inc.

Exemption Report
Pursuant to Rule 17a-5 under
the Securities Exchange Act of 1934

Year Ended December 31, 2018
With Duly Authorized Officer Affirmation

You're In Charge®

Lincoln
Financial Distributors®
A member of Lincoln Financial Group

Lincoln Financial Distributors, Inc.

Exemption Report
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2018

Lincoln Financial Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1).

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

I, Carl R. Pawsat, certify that, to my best knowledge and belief, this Exemption Report is true and correct.

Dated: February 28, 2019

C Pawsat

Name: Carl R. Pawsat
Title: AVP, Financial and Operations Principal

Duly Authorized Officer Affirmation

Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2018

Lincoln Financial Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). Pursuant to 17 C.F.R. § 240.17a-5(e)(1)(A), the Company is exempt from the requirement to engage an independent public accountant to provide the reports required under 17 C.F.R. § 240.17a-5(d)(1)(i)(C).

This Duly Authorized Officer Affirmation was prepared as required by 17 C.F.R. § 240.17a-5(e)(1) and (2). To the best of its knowledge and belief, the Company states the following:

1. The financial report is true and correct.

2. Neither the broker or dealer, nor any partner, office, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as a customer.

Dated: February 28, 2019

C. Pawsat

Name: Carl R. Pawsat
Title: AVP, Financial and Operations Principal

Lori C Knibb

LORI C KNIBB
Notary Public, North Carolina
Guilford County
My Commission Expires
7/2/2023

Lincoln
Financial Distributors®
A member of Lincoln Financial Group
You're In Charge®

Lincoln Financial Distributors, Inc.
130 N. Radnor-Chester Road
Radnor, PA 19087

SIPC-3 2019

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.

- [ ] (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
- (ii) its business as a broker-dealer is expected to consist exclusively of:
  - [ ] (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - [X] (II) the sale of variable annuities;
  - [X] (III) the business of insurance;
  - [ ] (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
- [ ] (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x Patrick J. Caulfield 12/21/18

Authorized Signature/Title Date

8-

8-13431 FINRA DEC 09/30/1967
LINCOLN FINANCIAL DISTRIBUTORS INC
350 CHURCH ST - MLB1
HARTFORD, CT 06103

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Form SIPC-3 FY 2019

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending 12/31/2019 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

- [ ] (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
- (ii) its business as a broker-dealer is expected to consist exclusively of:
  - [ ] (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - [ ] (II) the sale of variable annuities;
  - [ ] (III) the business of insurance;
  - [ ] (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
- [ ] (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Enclosed are documents listed as below:

Lincoln Financial Advisors Corporation

- Confidential Annual Report
- Public Annual Report
- Exemption Report
- SIPC Audit Report

Lincoln Financial Securities Corporation

- Confidential Annual Report
- Public Annual Report
- Exemption Report
- SIPC Audit Report

Lincoln Financial Distributors, Inc

- Confidential Annual Report
- Public Annual Report
- Exemption Report
- SIPC Audit Report

Lincoln Financial Advisors Corporation

Consolidated Statement of Financial Condition

Year Ended December 31, 2018
With Report of Independent Registered Public Accounting Firm

You're In Charge®

Lincoln
Financial Advisors®
A member of Lincoln Financial Group

Lincoln Financial Advisors Corporation

Consolidated Statement of Financial Condition

Year Ended December 31, 2018

Contents

EY
Building a better working world

Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069

Report of Independent Registered Public Accounting Firm

The Board of Directors
Lincoln Financial Advisors Corporation

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Lincoln Financial Advisors Corporation (an indirect, wholly owned subsidiary of Lincoln National Corporation) (the Company) as of December 31, 2018, and the related notes (the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 1968.
February 28, 2019

Lincoln Financial Advisors Corporation

Consolidated Statement of Financial Condition

	December 31, 2018
Assets	
Cash and invested cash	$ 45,097,822
Financial instruments owned, at fair value	19,709,080
Commissions and fees receivable from third parties	37,311,681
Commissions and fees receivable from affiliates	11,815,542
Due from affiliates	238,979
Deferred tax asset	6,118,464
Prepaid expenses	1,376,195
Other assets, cash invested with affiliate	4,012,229
Other assets	25,555,242
Net property and equipment (accumulated depreciation: $9,458,763)	3,635,368
Total assets	$ 154,870,602
Liabilities and stockholder's equity	
Liabilities:	
Payable to vendors	$ 1,369,644
Due to affiliates	11,506,949
Deferred revenue	3,218,854
Accrued commissions	24,382,878
Accrued compensation and benefits	16,703,388
Other liabilities	22,183,809
Total liabilities	79,365,522
Stockholder's equity:	
Common stock – $100 par value; 5,000 shares authorized, issued, and outstanding	500,000
Additional paid-in capital	21,857,258
Retained earnings	53,147,822
Total stockholder's equity	75,505,080
Total liabilities and stockholder's equity	$ 154,870,602

See accompanying notes.

Lincoln Financial Advisors Corporation

Notes to the Consolidated Statement of Financial Condition

December 31, 2018

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards

Nature of Operations

Lincoln Financial Advisors Corporation ("LFA" or the "Company," which also may be referred to as "we," "our" or "us") is a registered broker-dealer and investment advisor engaged principally in the distribution of securities, including certain mutual funds, variable insurance products, fee-based investment advisory services, and equity and fixed income securities. LFA is licensed to engage in broker-dealer and investment advisor activity throughout the United States. Our wholly owned subsidiary, LFA Management Corporation ("LFAMC") is a management company incorporated in 2004 for the purpose of providing LFA with executive management services and corporate governance. LFA is a wholly owned subsidiary of The Lincoln National Life Insurance Company ("LNL"), which is a wholly owned subsidiary of Lincoln National Corporation ("LNC").

Basis of Presentation

The accompanying consolidated statement of financial condition is prepared in accordance with United States of America generally accepted accounting principles ("GAAP"). Certain GAAP policies, which significantly affect the determination of financial position are summarized below.

The Company operates in one reportable segment given the similarities of all the products and services we provide.

Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated statement of financial condition includes the accounts of LFA and its wholly owned subsidiary, LFAMC. All intercompany accounts have been eliminated in consolidation.

The Company and other affiliated entities that provide services to the Company are under common ownership and management control. The existence of this control could result in the Company's financial position being significantly different from those that would have been obtained if the Company were autonomous.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Accounting Estimates and Assumptions

The preparation of the consolidated statement of financial condition in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements. Those estimates are inherently subject to change and actual results could differ from those estimates.

Fair Value Measurement

Our measurement of fair value is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset or non-performance risk ("NPR"), which would include our own credit risk. Our estimate of an exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability ("exit price") in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability, as opposed to the price that would be paid to acquire the asset or receive a liability ("entry price"). Pursuant to the Fair Value Measurements and Disclosures Topic of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"), we categorize our financial instruments carried at fair value into a three-level fair value hierarchy, based on the priority of inputs to the respective valuation technique.

The three-level hierarchy for fair value measurement is defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date, except for large holdings subject to "blockage discounts" that are excluded;
- Level 2 – inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and
- Level 3 – inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability, and we make estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Fair Valuation Methodologies and Associated Inputs

We measure the fair value of our securities based on assumptions used by market participants in pricing the security. The most appropriate valuation methodology is selected based on the specific characteristics of the security, and we consistently apply the valuation methodology to measure the security's fair value. Our fair value measurement is based on a market approach that utilizes prices and other relevant information generated by market transactions involving identical or comparable securities. The sources of input to the market approach is primarily third-party pricing services. We do not adjust prices received from third parties; however, we do analyze the third-party pricing services' valuation methodologies and related inputs and perform additional evaluation to determine the appropriate level within the fair value hierarchy.

The observable and unobservable inputs to our valuation methodologies are based on a set of standard inputs that we generally use to evaluate all of our securities. Observable inputs include benchmark yields, reported trades, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. In addition, market indicators, industry and economic events are monitored, and further market data is acquired if certain triggers are met. For certain security types, additional inputs may be used, or some of the inputs described above may not be applicable. For private placement securities, we use pricing matrices that utilize observable pricing inputs of similar public securities and Treasury yields as inputs to the fair value measurement. Depending on the type of security or the daily market activity, standard inputs may be prioritized differently or may not be available for all securities on any given day.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Fair Valuation Methodologies and Associated Inputs (continued)

The following summarizes our fair valuation methodologies and associated inputs, which are particular to the specified security type and are in addition to the defined standard inputs to our valuation methodologies for all of our securities discussed above:

- Corporate bonds and U.S. government bonds – We also use Trade Reporting and Compliance Engine™ reported tables for our corporate bonds and vendor trading platform data for our U.S. government bonds. The Company had $15,825,788 of corporate bonds and U.S. government bonds at December 31, 2018.
- Collateralized loan obligations ("CLOs") – We also utilize additional inputs, which include new issues data, monthly payment information and monthly collateral performance, including prepayments, severity, delinquencies, step-down features and over collateralization features for each of our CLOs. The Company had $3,883,292 of CLOs at December 31, 2018.

In order to validate the pricing information, we employ, where possible, procedures that include comparisons with similar observable positions, comparisons with subsequent sales and observations of general market movements for those security classes. We have policies and procedures in place to review the process that is utilized by our third-party pricing service and the output that is provided to us by the pricing service. On a periodic basis, we test the pricing for a sample of securities to evaluate the inputs and assumptions used by the pricing service, and we perform a comparison of the pricing service output to an alternative pricing source. We also evaluate prices provided by our primary pricing service to ensure that they are not stale or unreasonable by reviewing the prices for unusual changes from period to period based on certain parameters or for lack of change from one period to the next.

Cash and Invested Cash

Cash and invested cash is carried at cost, which approximates fair value, and includes all highly liquid investments purchased with an original maturity of three months or less. Pursuant to the Fair Value Measurements and Disclosures Topic of the FASB ASC, we categorized cash and invested cash in Level 1 of the fair value hierarchy.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Cash Invested With Affiliate

In order to manage capital more efficiently, the Company participates in an intercompany cash management program where LNC can lend to or borrow from the Company to meet short-term borrowing needs. The cash management program is essentially a series of demand loans among LNC and its affiliates that reduces the overall borrowing costs by allowing LNC and its affiliates to access internal resources instead of incurring third-party transaction costs. Invested cash with LNC was $4,012,229 at December 31, 2018, and is included in other assets, cash invested with affiliate on the Consolidated Statement of Financial Condition.

Financial Instruments Owned, at Fair Value

Financial instrument owned, at fair value ("financial instruments") consist of fixed maturity securities carried at fair value with changes in fair value recorded in other on the Consolidated Statement of Income as they occur. Pursuant to the Fair Value Measurements and Disclosures Topic of the FASB ASC, we categorized financial instruments in Level 2 of the fair value hierarchy.

Revenue from Contracts with Customers

The associated accounts receivables are included in the commissions and fees receivable from third parties and affiliates on the Statement of Financial Condition.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Income Taxes

LNC files a U.S. consolidated income tax return that includes all eligible subsidiaries, including LFA and LNL. Pursuant to an intercompany tax-sharing agreement with LNL, LFA provides for income taxes on a separate return filing basis. The tax-sharing agreement also provides that LFA will receive benefit for net operating losses, capital losses, and tax credits, which may not be usable on a separate return basis to the extent such items may be utilized in the consolidated federal income tax returns of LNC.

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. See Note 3 for additional information.

Other Assets and Other Liabilities related to AdviceNext^{SM}

In 2013, the Company entered into an agreement with our clearing provider to launch *AdviceNext*^{SM}, an integrated offering that optimizes the delivery of the firm's practice resources, tools and technology to advisors.

The agreement provides for business development credits that are received by the Company from the clearing provider upon execution of the contract and achievement of certain time or performance milestones, as specified in the contract. The business development credits are recorded as deferred revenue and are being recognized over the contract period. Additionally, the launch of *AdviceNext*^{SM} results in incremental and identifiable costs that are directly related to the acquisition of the agreement with the clearing provider. These costs have been capitalized and will be amortized over the contract period.

The significant components reported in our Consolidated Statement of Financial Condition were as follows:

	December 31, 2018
Other Assets	
Business development credit receivable	$ 3,791,313
Capitalized costs, net of amortization	14,605,782
Other Liabilities	
Business development credit deferred revenue	13,278,439

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Property and Equipment

Property and equipment owned for company use is carried at cost less allowances for depreciation.

Deferred Revenue

Cash received in advance for financial planning contracts is recorded as deferred revenue until delivery of the financial plan to the respective customer.

Deferred Compensation

Certain LFA employees participate in a deferred compensation plan sponsored and administered by LNC. LFA is allocated appropriate expenses related to the plan by LNC. LFA reports the associated liability in accrued compensation and benefits on the Consolidated Statement of Financial Condition.

Stock-Based Compensation

Certain LFA employees participate in stock-based compensation programs sponsored and administered by LNC. LFA is allocated appropriate expenses related to the program by LNC. LFA reports the nonexercised portion in accrued compensation and benefits on the Consolidated Statement of Financial Condition.

Loans to Registered Representatives

LFA has a loan program to attract top-producing representatives to join the sales network. Assuming the producers can generate gross dealer concessions ("GDC") in excess of a contracted amount, LFA will advance the representative a specified dollar amount that will be forgiven over the life of the loan (typically three to seven years). The executed contract for each loan stipulates annual GDC requirements that must be met in order for that year's proportion of the loan to be waived. Alternatively, if at the end of the contract period, the cumulative GDC production is equal to or in excess of the aggregate contract requirement, the entire balance of the loan will be waived. LFA reported loan receivables, net of amortization, of $6,837,990 as of December 31, 2018, in other assets on the Consolidated Statement of Financial Condition.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Adoption of New Accounting Standard

The following table provides a description of our adoption of new ASUs issued by the FASB and the impact of the adoption on our financial statements. ASUs not listed below were assessed and determined to be either not applicable or not material in presentation or amount.

Standard	Description	Date of Adoption	Effect on Financial Statements or Other Significant Matters
ASU 2014-09, Revenue from Contracts with Customers and all related amendments	This standard establishes the core principle of recognizing revenue to depict the transfer of promised goods and services and defines a five-step process that systematically identifies the various components of the revenue recognition process, culminating with the recognition of revenue upon satisfaction of an entity's performance obligation.	January 1, 2018	We adopted the standard and all related amendments using the modified retrospective method. Our primary sources of revenue are within the scope of this standard. There were no changes in the timing or measurement of revenues based upon the guidance. As a result, there is no cumulative effect on retained earnings. See Note 2 for more information.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Future Adoption of New Accounting Standards

The following table provides a description of future adoptions of new accounting standards that may have an impact on our financial statements when adopted:

Standard	Description	Date of Adoption	Effect on Financial Statements or Other Significant Matters
ASU 2016-02, Leases	This standard establishes a new accounting model for leases. Lessees will recognize most leases on the balance sheet as a right-of-use asset and a related lease liability. The lease liability is measured as the present value of the lease payments over the lease term with the right-of-use asset measured at the lease liability amount and including adjustments for certain lease incentives and initial direct costs. Lease expense recognition will continue to differentiate between finance leases and operating leases resulting in a similar pattern of lease expense recognition as under current GAAP. This ASU permits a modified retrospective adoption approach that includes a number of optional practical expedients that entities may elect upon adoption. Early adoption is permitted.	January 1, 2019	We do not expect the adoption of this guidance to have a material impact on our Consolidated Statement of Financial Condition

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Standard	Description	Projected Date of Adoption	Effect on Financial Statements or Other Significant Matters
ASU 2016-13, Measurement of Credit Losses on Financial Instruments	These amendments adopt a new model to measure and recognize credit losses for most financial assets. The amendments require credit losses to be recognized through an allowance with the impacts to be adopted through a cumulative effect adjustment to the beginning balance of retained earnings as of the first reporting period in which the amendments are effective. Early adoption is permitted for annual periods beginning after December 15, 2018, and interim periods therein.	January 1, 2020	We are still evaluating the impact of the adoption of this ASU.

2. Revenues from Contracts with Customers

As discussed in Note 1, we adopted ASU 2014-09, Revenue from Contracts with Customers, as of January 1, 2018. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

As of December 31, 2018, LFA did not record any assets on the Consolidated Statement of Financial Condition related to costs to obtain or fulfill a contract with a customer.

3. Income Taxes

The SEC previously issued rules that allow for a one-year measurement period after the enactment of the Tax Act to finalize calculations and recording of the related tax impacts. Subsequent to the Tax Act, we have continued to review and analyze the provisions of the Tax Act, including the actual and potential impact of the reduction in the U.S. federal corporate income tax rate and the impact of specific life insurance provisions on our consolidated statement of financial condition. The current year impact of the enactment of the Tax Act is $595,393.

The income tax asset (liability) was as follows:

	December 31, 2018
Federal income tax asset (liability):	
Current	$ (2,497,908)
Deferred	3,881,710
Total federal income tax asset (liability)	1,383,802
State income tax asset (liability):	
Current	(522,604)
Gross deferred	2,778,920
Valuation allowance, deferred	(542,166)
Total state income tax asset (liability)	1,714,150
Total current income tax asset (liability)	(3,020,512)
Total deferred income tax asset (liability)	6,118,464
Total income tax asset (liability)	$ 3,097,952
Change in valuation allowance, deferred	$ (139,661)

3. Income Taxes (continued)

Significant components of our deferred tax assets and liabilities were as follows:

	December 31, 2018
Deferred tax assets	
Employee compensation plans	$ 3,679,113
Planner loans	2,218,734
State income taxes	2,778,920
Valuation allowance	(542,166)
Total deferred tax assets	8,134,601
Deferred tax liabilities	
AdviceNext[SM]	1,074,918
Other	941,219
Total deferred tax liabilities	2,016,137
Net deferred tax asset	$ 6,118,464

The Company has Pennsylvania state net operating losses ("NOLs") of $13,825,443, which expire in 2034 through 2038.

Current federal income taxes payable is included in due to affiliates on the Consolidated Statement of Financial Condition. Current state income taxes payable is included in other liabilities on the Consolidated Statement of Financial Condition.

The Company is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2018, the Company concluded that it was more likely than not that it would not be able to use state NOLs because of the uncertainty of future income necessary for utilization. As such, the Company recorded a valuation against these NOLs of $542,166 at December 31, 2018.

The LNC consolidated group is subject to examination by U.S. federal, state, local and non-U.S. income authorities. We are currently not under examination by the Internal Revenue Service; however, tax years 2015 and forward remain open under the applicable statute of limitations.

As of December 31, 2018, $50,829 of our unrecognized tax benefits, if recognized, would have affected our federal income tax expense (benefit) and our effective tax rate. We are not aware of any events for which it is likely that unrecognized tax benefits will significantly increase or decrease within the next year.

3. Income Taxes (continued)

We recognize interest and penalties accrued, if any, related to unrecognized tax benefits as a component of tax expense. For the year ended December 31, 2018, we recognized interest and penalty expense (benefit) related to uncertain tax positions of zero. There was no accrued interest and penalty expense related to the unrecognized tax benefits as of December 31, 2018.

4. Agreements and Transactions With Affiliates

In order to be compliant with the Financial Industry Regulatory Authority ("FINRA") rules regarding proper expense recognition and expense-sharing agreements, LFA has entered into various cost-sharing agreements with affiliates. Additionally, costs are allocated to LFA by certain affiliates under common LNC control for corporate and administrative services and for certain securities-related and product-specific expenses pursuant to Master Services Agreements. Costs include, but are not limited to, expenses related to broker-dealer management and operations, home and field office, human resource administration, print and distribution, legal services, compliance, administrative expenses, information technology, and communication services.

Due from affiliates and Due to affiliates reported on the Consolidated Statement of Financial Condition relate to the intercompany expense sharing and tax agreements.

5. Contingencies

Regulatory and Litigation Matters

Regulatory bodies, such as the Securities and Exchange Commission ("SEC") and FINRA, regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, securities laws, laws governing the activities of broker-dealers, and registered investment advisors.

LFA is involved in various pending or threatened legal or regulatory proceedings arising from the conduct of business both in the ordinary course and otherwise. In some of the matters, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with our actual experiences in litigating or resolving through settlement numerous claims over an extended period of time, demonstrates to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value.

Due to the unpredictable nature of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time is normally difficult to ascertain. Uncertainties can include how fact finders will evaluate documentary evidence and the credibility and effectiveness of witness testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

We establish liabilities for litigation and regulatory loss contingencies when information related to the loss contingencies shows both that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. It is possible that some matters could require us to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of December 31, 2018. While the potential future charges could be material in the particular quarterly or annual periods in which they are recorded, based on information currently known by management, management does not believe any such charges are likely to have a material adverse effect on LFA's financial position.

5. Contingencies (continued)

For some matters, the Company is able to estimate a reasonably possible range of loss. For such matters in which a loss is probable, an accrual has been made. For such matters where a loss is believed to be reasonably possible, but not probable, no accrual has been made. For other matters, we are not currently able to estimate the reasonably possible loss or range of loss. We are often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, analysis by experts, and the progress of settlement negotiations. On a quarterly and annual basis, we review relevant information with respect to litigation contingencies and update our accruals, disclosures and estimates of reasonably possible losses or ranges of loss based on such reviews.

6. Net Capital Requirements

LFA operates under the alternative standard provisions of the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the minimum net capital to be the greater of $250,000 or 2% of aggregate debit items computed in accordance with the SEC Customer Protection Rule (Rule 15c3-3) reserve requirements.

	December 31, 2018
Minimum net capital requirement	$ 250,000
Net capital	19,791,667
Excess net capital	$ 19,541,667

7. Capital

During 2018, LFA declared and paid dividends to its parent, LNL, of $15,000,000.

8. Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

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Lincoln Financial Advisors
1300 South Clinton Street, Suite 150
Fort Wayne, IN 46802